Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: February 22, 2013

MERGER

External FAQ

(For Office Depot Website)

Q: Why are you merging with OfficeMax?

A: We believe that as a combined company we will be even better positioned to meet the evolving needs of customers, offer new opportunities for our associates, become a more attractive partner to our vendors, and increase shareholder value. Through the merger, we will build a stronger, more efficient organization able to meet the growing challenges of a fragmented and rapidly changing industry.

Customers of all sizes will benefit from enhanced offerings across multiple distribution channels and geographies. The combined company will have significantly improved financial strength and flexibility with the ability to deliver long-term operating performance and improvements through its increased scale and significant synergy opportunities.

Q: Why do this transaction now?

A: We believe that our industry has changed dramatically in the past decade and that combining our two companies will enhance our ability to serve customers around the world, offer new opportunities for our associates, make us a more attractive partner to our vendors, and increase shareholder value.

Q: What is the long-term vision for the new company?

A: The long-term vision of the new company is to create a stronger, more efficient global provider of office solutions. We want to provide a better shopping experience for our customers, new opportunities for our associates, and more value to our shareholders.

Q: When do you expect the transaction to close?

A: We will work as quickly as possible to gain regulatory and shareholder approval. We currently anticipate that the deal will close by the end of 2013.

Q: Who will lead the combined company?

A: Following the closing, the combined company’s newly constituted Board of Directors will include equal representation and governance rights from each of the two companies. The parties have also agreed to form a selection committee made up of an equal number of independent Board members from each company that will oversee the search process for naming a CEO for the combined company. Both incumbent CEOs, as well as external candidates, will be considered in the search process. Neil Austrian, the Chairman and CEO of Office Depot, and Ravi Saligram, the President and CEO of OfficeMax, will remain in their current positions through the completion of the search process.

The combined company’s management team is expected to draw upon the experienced group of leaders from both companies.

Q. How long will it take to find a new CEO?

A: It is too soon to say how long it will take, but the Boards of both companies are committed to finding the absolute best candidate to lead the combined company.

Q. What will happen to the brand identities of the two organizations? What will be the name of the combined company?

A: The combined company’s name is expected to be determined following the appointment of a CEO for the combined company.

Q: Where will the headquarters be located? Where will critical operational functions reside?

A: The combined company’s corporate headquarters and location of other operational functions are expected to be determined following the appointment of a CEO for the combined company.

Q: Do you have plans to close any headquarters, stores, warehouses, sales offices?

A: No decisions have been made at this time.

Q. What will happen to my Office Depot store?

A. No decisions have been made at this time.

Q: How will the combined company better serve our customers?

A: The combination aligns two leading retailers, enabling us to more fully embrace an omnichannel approach in which our customers are empowered to buy what, when, how, and where they want. By combining our insights and innovative ideas, we will be better able to understand customers’ unmet needs and develop more effective solutions. Customers of all sizes will benefit from enhanced offerings across multiple distribution channels and geographies.

Q: How will the combined company be a stronger competitor in the marketplace?

A: The combined company will be well positioned to optimize its shared multichannel sales platform and distribution network, primarily in North America. Together, the companies will provide a wide array of services and solutions that enable customers to work more efficiently and productively. By implementing best practices in sales, operations and management, the combined company is expected to be better able to compete with the many online retailers, warehouse clubs and other traditional retailers that are placing a greater emphasis on office product sales and will be able to pass on these improvements to its customers.

Q: What will happen with the Office Depot Worklife Rewards loyalty program? Will it merge with MaxPerks?

A: Until the transaction closes, Office Depot and OfficeMax will operate as two separate companies. Customers will continue to accrue Worklife Rewards as usual. After the completion of the merger, we will provide additional information on the integration of the rewards programs.

Q: Are you expecting to scale back on capital and expense investments in strategic initiatives until the merger closes?

A: We plan to continue to invest in our strategic initiatives in order to keep making progress in our business.

Q: What are the terms of the transaction?

A: Under the terms of the agreement, OfficeMax stockholders will receive 2.69 Office Depot common shares for each share of OfficeMax common stock.

Office Depot stockholders will own a majority of the combined company’s shares after closing.

The transaction is structured to be tax-free to the shareholders of both companies.

The transaction is expected to close by the end of calendar year 2013, subject to stockholder approval from both companies, the receipt of regulatory approvals and other customary closing conditions.

Q: Does Starboard Value’s recent investment in Office Depot and request for change in direction have anything to do with this decision?

A: Our decision was not made in response to any specific request from Starboard.

After evaluating all aspects of our operations, we believe it is in the best interests of our internal and external stakeholders to combine the two companies to enhance our ability to serve customers around the world, offer new opportunities for our associates, and generate greater value for shareholders. We believe that this merger makes sense for all of our shareholders, including Starboard.

Q: Who can we contact if we need additional information?

A: For more information on the transaction, please visit www.officedepot.com. You can also contact the following:

For Media: Brian Levine, Vice President, Corporate Communications, Office Depot at 561-438-2895. For Investors: Brian Turcotte, Vice President, Finance and Investor Relations, Office Depot at 561-438-6357.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Office Depot, Inc. (“Office Depot”) will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of Office Depot and OfficeMax Incorporated (“OfficeMax”) that also constitutes a prospectus of Office Depot. Office Depot and OfficeMax plan to mail the Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy

Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-3657, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800.

PARTICIPANTS IN THE SOLICITATION

Office Depot and OfficeMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Office Depot and OfficeMax in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Office Depot and OfficeMax in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 15, 2012, which are filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 20, 2012, which are filed with the SEC.

OFFICE DEPOT SAFE HARBOR STATEMENT

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Office Depot, the merger and other transactions contemplated by the merger agreement, Office Depot’s long-term credit rating and its revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Office Depot, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of Office Depot’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the merger; the risks that the new businesses will not be integrated successfully or that Office Depot will not realize estimated cost savings and synergies; Office Depot’s ability to maintain its current long-term credit rating; unanticipated changes in the markets for its business segments; unanticipated downturns in business relationships with customers or their purchases from Office Depot; competitive pressures on Office Depot’s sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. Investors and shareholders should carefully consider the foregoing factors and the other risks and uncertainties that affect Office Depot’s business described in its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. Office Depot does not assume any obligation to update these forward-looking statements.

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